SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1)1
TransAtlantic Petroleum Corp.

(Name of Issuer)
Common Stock, no par value

(Title of Class of Securities)
893522 20 1

(CUSIP Number)
Dalea Management, LLC
4801 Gaillardia Parkway
Suite 225
Oklahoma City, Oklahoma 73142
Attention: Matthew McCann
(405) 286-6324

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 30, 2008

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

1	NAMES OF REPORTING PERSONS Dalea Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION,

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,652,722 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

21,652,722 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,652,722 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

1	NAMES OF REPORTING PERSONS Dalea Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION,

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,652,722 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

21,652,722 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,652,722 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

1	NAMES OF REPORTING PERSONS Riata TransAtlantic LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION,

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		977,278 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

977,278 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

977,278 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

1	NAMES OF REPORTING PERSONS N. Malone Mitchell, 3rd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION,

United States

	7	SOLE VOTING POWER

NUMBER OF		16,666 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,630,000 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,666 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

22,630,000 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,646,666 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and Issuer.
This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on April 17, 2008 (the “Schedule 13D”), and relates to the common stock, no par value, of TransAtlantic Petroleum Corp., a body corporate incorporated under the laws of the Province of Alberta (the “Issuer”). The address of the principal executive office of the Issuer in Canada is Suite 1840, 444 — 5th Ave. SW, Calgary, Alberta T2P 2T8. The address of the principal executive office of the Issuer in the United States is 5910 N. Central Expressway, Suite 1755, Dallas, Texas 75206.
Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:
This Amendment is being filed by and on behalf of Dalea Partners, LP, an Oklahoma limited partnership (“Dalea Partners”), Dalea Management, LLC, an Oklahoma limited liability company (“Dalea Management”), Riata TransAtlantic LLC (“Riata TransAtlantic”), an Oklahoma limited liability company, and N. Malone Mitchell, 3rd, an individual resident of the State of Oklahoma (“Mitchell”). Dalea Partners, Dalea Management, Riata TransAtlantic, and Mitchell are collectively referred to herein as the “Reporting Persons” and individually as a “Reporting Person.”
Dalea Partners is a limited partnership organized under the laws of the State of Oklahoma. Its principal business is to make investments.
Dalea Management is a limited liability company organized under the laws of Oklahoma. Its principal business is to manage Dalea Partners.
Riata TransAtlantic is a limited liability company organized under the laws of the State of Oklahoma. Its principal business is to make investments.
Mitchell is citizen of the United States of America. Mitchell is actively engaged in ranching and all aspects of the oil and gas business and is engaged in managing personal and family investments.
The address of the principal office of the Reporting Persons is 4801 Gaillardia Parkway, Suite 350, Oklahoma City, Oklahoma 73142.
During the last five years, the Reporting Persons have not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:
On April 8, 2008, Dalea Partners, Dalea Management and Mitchell acquired beneficial ownership of 10,000,000 shares of common stock of the Issuer at a price of Cdn. $0.30 per share and an aggregate purchase price of Cdn. $3,000,000 (the “First Investment Shares”). On May 30, 2008, the Reporting Persons acquired additional beneficial ownership of 12,630,000 shares of common stock of the Issuer at a price of Cdn. $0.36 per share and an aggregate purchase price of Cdn. $4,546,800 (the “Second Investment Shares”). On June 17, 2008, Mitchell exercised stock options to acquire 16,666 shares of common stock of the Issuer at a price of $1.23 per share (the “Option Shares”).
The First Investment Shares and the Second Investment Shares are hereinafter referred to as the “Shares.”
The Shares were acquired with the working capital of the Reporting Persons. The Option Shares were acquired by Mitchell through the exercise of stock options granted to him for his service on the Board of Directors of the Issuer.
Item 4. Purpose of the Transaction.
Item 4 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:
The Reporting Persons hold the Shares as reported herein for investment purposes. Mitchell holds the Option Shares as reported herein for investment purposes.
From time to time the Reporting Persons may acquire additional shares of common stock of the Issuer in future open market or private transactions.
Other than as described above, the Reporting Persons have no plans or proposals which relate to, or may result in, any of the matters listed in 4(a)-(j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:
(a) The Reporting Persons beneficially own 22,646,666 shares of common stock, which represents 28.9% of the Issuer’s outstanding common stock.
(b) The Reporting Persons share the power to vote or direct the vote of the Shares. The Reporting Persons share the power to dispose or direct the disposition of the Shares. Mitchell has the sole power to vote or direct the vote of the Option Shares. Mitchell has the sole power to dispose or direct the disposition of the Option Shares.
(c) On May 30, 2008, the Reporting Persons acquired beneficial ownership of the Second

Investment Shares. The purchase of the Second Investment Shares by the Reporting Persons was made pursuant to the Investment Agreement dated March 28, 2008, attached as Exhibit B to the Schedule 13D. On June 17, 2008, Mitchell exercised stock options granted to him for his service on the Board of Directors of the Issuer to acquire the Option Shares.
(d) Not applicable.
(e) Not applicable.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Amendment, as follows:
The Joint Filing Agreement for the Amendment attached hereto as Exhibit A.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2008
DALEA PARTNERS, LP

	By: Name:	/s/ N. Malone Mitchell, 3rd N. Malone Mitchell, 3rd
	Title:	Partner

DALEA MANAGEMENT, LLC

	By:	/s/ N. Malone Mitchell, 3rd

	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

RIATA TRANSATLANTIC LLC

	By:	/s/ N. Malone Mitchell, 3rd

	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

/s/ N. Malone Mitchell, 3rd

N. MALONE MITCHELL, 3rd